SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

April 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

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Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

CHANGES IN ECOPETROL S.A. ACCOUNTING POLICIES

BOGOTA, Colombia April 8, 2011 Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; BVL: EC; TSX: ECP) (“Ecopetrol”) announces that in line with certain regulatory changes, it has adopted the following accounting policies:

1.	Actuarial calculation of monthly pension payments and bonds

Based on Resolution 1555 of July 30, 2010, in which the Financial Superintendency replaced the Mortality Tables used to prepare actuarial calculations and determined that the effect of the change could be recognized gradually, as well as the subsequent issuance of Decree 4565 of December 7, 2010, which modified existing accounting standards in effect through the issuance of the decree for the amortization of the actuarial calculation which allowed companies with 100% of their actuarial calculation amortized as of December 31, 2009 to gradually amortize through 2029 the increase in the 2010 actuarial calculation using the new Mortality Tables, Ecopetrol has modified its amortization accounting policy for the actuarial calculation of monthly pension payments, quota sharess, and pension (commuted liabilities) and health bonds. The change involves establishing a 5-year period starting in 2010 within which to amortize the increase in the actuarial calculation of 2010. Through 2009, the increase for the year in the actuarial calculation was recorded as an expense for the period since the actuarial calculation was being amortized at 100%.

2.	Estimating abandonment costs liabilities:

Modifications were made to the policy for estimating abandonment costs liabilities, which were calculated in U.S. dollars (US$), to be calculated in Colombian pesos (Col$) due to the fact that more than 70% of scheduled expenditures since 2010 have been primarily denominated in Colombian pesos.

Bogotá, Colombia – April 8, 2011

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 8, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer